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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9

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      SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934



               CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2,
                       A CALIFORNIA LIMITED PARTNERSHIP
                           (Name of Subject Company)



               CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2,
                       A CALIFORNIA LIMITED PARTNERSHIP
                     (Name of Person(s) Filing Statement)


                     UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)



                                      N/A
                     (Cusip Number of Class of Securities)


                            -----------------------

                            WILLIAM H. JARRARD, JR.
                                   PRESIDENT
                             CONCAP EQUITIES, INC.
                         ONE INSIGNIA FINANCIAL PLAZA
                       GREENVILLE, SOUTH CAROLINA 29602
                                (864) 239-2747

                 (Name, Address and Telephone Number of Person
         Authorized to Receive Notice and Communications on Behalf of
                        the person(s) filing statement)
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ITEM 1.  SECURITY AND SUBJECT COMPANY

                  The name of the subject company is Consolidated Capital Institutional Properties/2, a California limited partnership (the "Partnership"), and the address of the principal executive offices of the Partnership is One Insignia Financial Plaza, Greenville, South Carolina 29602. The title of the class of equity securities to which this statement relates is the units of limited partnership interest ("Units") of the Partnership.

ITEM 2.  TENDER OFFER OF THE BIDDER.

                  This statement relates to an offer by Reedy River Properties, L.L.C., a Delaware limited liability company (the "Purchaser"), to purchase up to 300,000 of the outstanding Units at a purchase price of $40 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase dated October 30, 1997 (the "Offer to Purchase") and related Assignment of Partnership Interest (which collectively constitute the "Offer"). A Tender Offer Statement on Schedule 14D-1 with respect to the Offer has been filed by the Purchaser, Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT") and Insignia Financial Group, Inc., a Delaware corporation ("Insignia") (collectively, the "Bidders").

                  The address of the Purchaser's principal executive offices is One Insignia Financial Plaza, Greenville, South Carolina 29602.

ITEM 3.  IDENTITY AND BACKGROUND

                  (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

                  (b)(1) The Partnership's sole general partner is ConCap Equities, Inc., a Delaware corporation (the "General Partner") and an affiliate of the Purchaser.

                  The General Partner is a wholly-owned subsidiary of IPT. The Purchaser is a newly-formed, wholly-owned subsidiary of IPLP, which is the operating partnership of IPT. IPT is the sole general partner of IPLP (owning approximately 66% of the total equity interests in IPLP) and Insignia is the sole limited partner of IPLP (owning approximately 34% of the total equity interests in IPLP). Insignia and its affiliates also own approximately 67% of the outstanding common shares of IPT.

                  The Partnership owns a debt obligation (the "Loan") owed by Consolidated Capital Equity Partners/Two, L.P., a California limited partnership ("CCEP/2") in respect of amounts previously borrowed from the Partnership by CCEP/2 and a predecessor partnership of CCEP/2. The Loan is secured by mortgages or deeds of trust on real properties owned by CCEP/2. ConCap Holdings, Inc., a Texas corporation ("ConCap Holdings"), is the sole general partner of CCEP/2 and a wholly-owned subsidiary of the General Partner. Since late December 1994, Insignia Residential Group, L.P. ("IRG") and Insignia Commercial Group, Inc. ("ICG"), which are affiliates of Insignia and the Purchaser, have provided property management services



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to the Partnership (until the sale of the Partnership's sole remaining property in 1996) and CCEP/2, and Insignia (directly or through affiliates) has performed asset management and partnership administration services for the Partnership and CCEP/2.

                  By reason of the relationships described in the two preceding paragraphs, the General Partner has conflicts of interest in considering the Offer.

                  Under the Limited Partnership Agreement, the General Partner holds an interest in the Partnership and is entitled to participate in certain cash distributions made by the Partnership to its partners. The General Partner received from the Partnership in respect of its interest in the Partnership cash distributions of $10,000 to date in 1997 and $30,000 in 1995. There were no distributions made to the General Partner in 1996. In late December 1994, IRG and ICG (which are affiliates of Insignia and the General Partner) assumed day-to-day property management responsibilities for all of the Partnership's and CCEP/2's properties. The Partnership and CCEP/2 paid IRG and ICG property management fees for property management services, in the aggregate, amounts of approximately $946,000 and $948,000 for the years ended December 31, 1996 and 1995, respectively, and have paid IRG and ICG property management fees equal to $437,000 during the first six months of 1997. The Partnership and CCEP/2 reimbursed the General Partner, ConCap Holdings and their affiliates (including Insignia) for expenses incurred in connection with asset management and partnership administration services performed by them for the Partnership for the years ended December 31, 1996 and 1995 in the amounts of $654,000 and $708,000, respectively, and have reimbursed them in the amount of $270,000 through June 30, 1997. The amounts of reimbursements include approximately $45,000 for the year ended December 31, 1996 for construction oversight costs. CCEP/2 paid an affiliate $295,000 and $615,000, respectively, for the years ended December 31, 1996 and 1995, and $214,000 for the six months ended June 30, 1997 for lease commissions. In addition, CCEP/2 is subject to an Investment Advisory Agreement between CCEP/2 and an affiliate of ConCap Holdings (which is an affiliate of the General Partner). This agreement provides for an annual fee, payable in monthly installments, to an affiliate of ConCap Holdings for advisory and consulting services for CCEP/2's properties. Advisory fees paid pursuant to this agreement were $154,000 and $178,000, respectively, for the years ended December 31, 1996 and 1995, and $77,000 for the six months ended June 30, 1997. On July 1, 1995, each of the Partnership and CCEP/2 began insuring its properties under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. The current agent assumed the financial obligations to the affiliate of the General Partner who receives payments on these obligations from the agent. Insignia and the General Partner believe that the aggregate financial benefit derived by Insignia and its affiliates from the arrangement described in the three preceding sentences during the 18-month period ended December 31, 1996 and since that date was immaterial.

                  As described above, the Purchaser, the General Partner and ConCap Holdings (the general partner of CCEP/2) are affiliates of and controlled by IPT, which is controlled by Insignia. Consequently, the General Partner has conflicts of interest in considering the Offer, including (i) as a result of the fact that a sale or liquidation of the Partnership's or CCEP/2's



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assets would result in a decrease or elimination of the fees paid to the
General Partner and/or its affiliates and (ii) the fact that as a consequence of the Purchaser's ownership of Units, the Purchaser (which is an affiliate of the General Partner) may have incentives to seek to maximize the value of its ownership of Units, which in turn may result in a conflict for the General Partner in attempting to reconcile the interests of the Purchaser (which is an affiliate of the General Partner) with the interests of the other holders of Units ("Limited Partners"). In addition, the Purchaser (which is an affiliate of the General Partner) is making the Offer with a view to making a profit. Accordingly, there is a conflict between the desire of the Purchaser (which is an affiliate of the General Partner) to purchase Units at a low price and the desire of the Limited Partners to sell their Units at a high price.

                  As described in the Offer to Purchase, the Purchaser (which is an affiliate of the General Partner) expects to pay for the Units it purchases pursuant to the Offer with funds provided by IPLP as capital contributions. IPLP in turn intends to use its cash on hand to make such contributions. It is possible, however, that in connection with its future financing activities, IPT or IPLP may cause or request the Purchaser (which is an affiliate of the General Partner) to pledge the Units as collateral for loans, or otherwise agree to terms which provide IPT, IPLP and the Purchaser with incentives to generate substantial near-term cash flow from the Purchaser's investment in the Units. This could be the case, for example, if a loan has a "balloon" maturity after a relatively short time or bears a high or increasing interest rate. In such a situation, the General Partner may experience a conflict of interest in seeking to reconcile the best interests of the Partnership with the need of its affiliates for cash flow from the Partnership's activities.

                  If the Purchaser is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser (which is an affiliate of the General Partner) will have the right to vote those Units and thereby significantly influence all voting decisions with respect to the Partnership, including decisions concerning liquidation, amendments to the Limited Partnership Agreement, removal and replacement of the General Partner and mergers, consolidations and other extraordinary transactions. This means that
(i) non-tendering Limited Partners could be prevented from taking action they desire but that IPT (which is an affiliate of the General Partner) opposes and
(ii) IPT (which is an affiliate of the General Partner) may be able to take action desired by IPT but opposed by the non-tendering Limited Partners.

                  Under the Limited Partnership Agreement, Limited Partners holding a majority of the Units are entitled to take action with respect to a variety of matters, including removal of a general partner and in certain circumstances election of new or successor general partners, dissolution of the Partnership, the sale of all or substantially all of the assets of the Partnership, and most types of amendments to the Limited Partnership Agreement. When voting on those and other matters, IPLP and the Purchaser (which are affiliates of the General Partner) will vote the Units owned by them in whatever manner they deem to be in the best interests of IPT, which because of their relationship with the General Partner, also may be in the interest of the General Partner, but may not be in the interest of the Limited Partners.

                  To the best knowledge of the General Partner, except as described in this Schedule 14D-9, there are no other material agreements, arrangements, understandings or any actual or



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potential conflicts of interest between the Partnership, the General Partner and their affiliates and the Bidders, their executive officers, directors or affiliates.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

                  Because of the existing and potential future conflicts of interest described in Item 3 above, the Partnership and the General Partner are remaining neutral and making no recommendation as to whether Limited Partners should tender their Units in response to the Offer.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

                  Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendation to Limited Partners on its behalf concerning the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTEREST WITH RESPECT TO SECURITIES

                  None.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

                  None.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

                  None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

                  (a) Form of cover letter to Limited Partners of the Partnership dated October 30, 1997.

                  (b)      None.




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                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 30, 1997

                       CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2, a California limited partnership

                                By:      ConCap Equities, Inc.
                                         Its General Partner


                                By:      /s/ William H. Jarrard, Jr.
                                         ---------------------------
                                         William H. Jarrard, Jr.
                                         President




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                                 EXHIBIT INDEX




         EXHIBIT NO.                     DESCRIPTION

             (a) Form of cover letter to Limited Partners from the Partnership dated October 30, 1997

             (b)        None.

             (c)        None.














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